Del Mar Gateway 11988 El Camino Real Suite 200 San Diego, CA 92130-2594 858.720.6300 858.720.6306 fax www.luce.com

March 4, 2009

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Mr. Christian Windsor and Mr. Matt McNair

Re:	Gateway Pacific Bancorp
Registration Statement on Form S-1
File No. 333-152488

Dear Mr. Windsor and Mr. McNair:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), on behalf of Gateway Pacific Bancorp (the “Company”), we hereby request that the Company’s Registration Statement on Form S-1 filed with the Commission on July 23, 2008, as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on January 15, 2009, as amended by Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on February 4, 2009, as amended by Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Commission on February 27, 2009, become effective on Friday, March 6, 2009, at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at censz@luce.com or by telephone at 858.720.6361 with any questions regarding this matter. In my absence, please contact Kurt Kicklighter at kicklighter@luce.com, or telephone at 619.699.2526.

Respectfully submitted,

/s/ Chad R. Ensz
Chad R. Ensz
for
Luce, Forward, Hamilton & Scripps LLP

cc: By e-mail

Mr. Kurt L. Kicklighter, Esq. (kkicklighter@luce.com)

Mr. Frederick J. (Rick) Mandelbaum (rjmande47@hotmail.com)

Mr. Kirk Colburn (kcolburn5@mac.com)

Mr. Bob Sjogren (rsjogren@carpentercompany.com)

701031218.1

SAN DIEGO • SAN FRANCISCO • LOS ANGELES • CARMEL VALLEY/DEL MAR • ORANGE COUNTY • RANCHO SANTA FE